Filed Pursuant to 424(b)(3)

Registration No. 333-245703

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED SEPTEMBER 30, 2020

20,160,241 COMMON SHARES

This Prospectus Supplement No. 1 supplements the prospectus, dated September 30, 2020, relating to the resale, from time to time, of the common shares, no par value per share, of Liminal BioSciences Inc., or the common shares, being offered by the selling shareholders identified therein. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the prospectus to read about factors you should consider before purchasing any of our securities.

This Prospectus Supplement No. 1 is filed for the purpose of including in the prospectus the information reported in a Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on November 2, 2020.

Neither the U.S. Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus Supplement No. 1 is November 5, 2020

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT

Private Placement of Common Shares, Warrants and Prefunded Warrants

On October 29, 2020, Liminal BioSciences Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with accredited investors, one of which is affiliated with members of the board of directors of the Company (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Purchasers purchased an aggregate of (i) 5,757,894 common shares of the Company, no par value per share (the “Shares”), (ii) prefunded warrants to purchase up to 557,894 common shares at an exercise price of $0.001 per share (the “Prefunded Warrants”) and (iii) warrants to purchase up to 6,315,788 common shares at an exercise price of $5,50 per share (the “Premium Warrants”). Each Share was sold with an accompanying Warrant to purchase one common share and each Prefunded Warrant was sold with an accompanying Warrant to purchase an equal number of common shares. The purchase price for each Share and accompanying Warrant was $4.75 and the purchase price for each Prefunded Warrant and accompanying Warrant was $4.749, for an aggregate purchase price of approximately $30 million. The closing of the purchase and sale of the securities occurred on November 3, 2020.

The Warrants are exercisable at an exercise price of $5.50 per share, subject to adjustments as provided under the terms of the Warrants. The Prefunded Warrants are exercisable at an exercise price of $0.001 per share, subject to adjustments as provided under the terms of the Prefunded Warrants. The Warrants and the Prefunded Warrants became immediately exercisable and expire on the fifth anniversary of the date of issuance. For the Warrants and Prefunded Warrants issued to one Purchaser, such Warrants and Prefunded Warrants are not exercisable to the extent necessary to ensure that, following any such proposed exercise by such Purchaser, the total number of common shares then beneficially owned by such Purchaser would not exceed 9.99%.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers requiring the Company to register the resale of the Shares and the Shares issuable upon exercise of the Warrants and the Prefunded Warrants. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) by the earlier of (i) 30 days following the closing date of the purchase and sale of the securities and (ii) December 4, 2020 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 90 days following the closing date of the purchase and sale of the securities if there is no review by the SEC, and within 120 days of the Filing Deadline in the event of such review.

The securities issued to the Purchasers under the Securities Purchase Agreement were  issued pursuant to an exemption from registration under Rule 506 of Regulation D, which is promulgated under the Securities Act of 1933 (the “Securities Act”). The Company relied on this exemption from registration based in part on representations made by the Purchasers.

Piper Sandler & Co. acted as sole placement agent in connection with the Private Placement and the Company paid a customary placement fee and reimbursement for certain expenses of the placement agent.

The sale of the securities pursuant to the Securities Purchase Agreement has not been registered under the Securities Act or any state securities laws.

The Company intends to use the net proceeds from the Private Placement, together with existing cash resources at September 30, 2020 of C$36.0 million, to fund clinical development of fezagepras and the ongoing review by the U.S. Food and Drug Administration of the biologics license application for Ryplazim® (plasminogen), as well as for working capital and other general corporate purposes.